 ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)

THIRD QUARTER 2015 REPORT
September 30, 2015
(Based on International Financial Reporting Standards (“IFRS”) and stated in millions of United States dollars, unless otherwise indicated)
INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Consolidated Statements of Financial Position
▪Consolidated Statements of Comprehensive Loss
▪Consolidated Statements of Changes in Equity
▪Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

THIRD QUARTER REPORT 2015

ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2015	December 31, 2014
A S S E T S
Current Assets
Cash and cash equivalents	$313.6	$89.0
Available-for-sale securities (note 9)	7.2	—
Amounts receivable (note 5)	39.4	14.1
Income taxes receivable	14.0	5.2
Inventory (note 6)	132.6	73.1
Other current assets	8.6	2.6
Total Current Assets	515.4	184.0

Non-Current Assets
Long-term inventory (note 6)	87.1	103.2
Mineral property, plant and equipment (notes 7 and 11)	1,852.0	1,638.7
Goodwill (note 11)	—	241.7
Other non-current assets (note 12)	71.7	114.2
Total Assets	$2,526.2	$2,281.8

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$97.6	$45.7
Current portion of equipment financing obligations (note 13)	6.0	6.3
Total Current Liabilities	103.6	52.0

Non-Current Liabilities
Deferred income taxes	290.2	260.9
Decommissioning liability	34.6	28.8
Debt and equipment financing obligations (note 13)	312.1	308.1
Other non-current liabilities	2.2	0.7
Total Liabilities	742.7	650.5

E Q U I T Y
Share capital (note 10)	$2,769.7	$2,030.0
Contributed surplus	68.8	62.3
Accumulated other comprehensive loss	(3.8)	(0.2)
Deficit	(1,051.2)	(460.8)
Total Equity	1,783.5	1,631.3
Total Liabilities and Equity	$2,526.2	$2,281.8
Commitment and contingencies (note 17)
Subsequent event (note 18)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)
Consolidated Statements of Comprehensive Loss
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For the three month periods ended		For the nine month periods ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
		Restated (Note 3)		Restated (Note 3)
OPERATING REVENUES	$103.6	$72.9	$239.4	$217.8

MINE OPERATING COSTS
Mining and processing	75.4	44.3	160.4	139.2
Royalties (note 17)	2.9	0.7	3.7	1.0
Amortization	31.7	28.0	80.0	91.4
LOSS FROM MINE OPERATIONS	(6.4)	(0.1)	(4.7)	(13.8)

EXPENSES
Exploration	2.7	0.3	3.4	0.8
Corporate and administrative	6.1	3.7	13.3	14.9
Share-based compensation (note 10)	1.2	1.9	3.9	5.7
Revaluation of assets distributed (note 8)	—	—	40.1	—
Impairment charges (note 11)	2.5	0.6	371.7	0.6
LOSS FROM OPERATIONS	(18.9)	(6.6)	(437.1)	(35.8)

OTHER EXPENSES
Finance expense	(6.1)	(6.8)	(17.4)	(14.7)
Foreign exchange loss	(4.0)	(1.9)	(8.1)	(3.7)
Other loss, net	(9.1)	(0.1)	(18.4)	(18.8)
LOSS BEFORE INCOME TAXES	(38.1)	(15.4)	(481.0)	(73.0)
INCOME TAXES
Current income tax expense	(0.4)	(0.1)	(1.2)	(0.4)
Deferred income tax recovery (expense)	5.1	(0.2)	33.8	12.0
NET LOSS	($33.4)	($15.7)	($448.4)	($61.4)

Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
- Unrealized (loss) gain on available-for-sale securities	(3.5)	(0.1)	(3.6)	2.5
- Reclassification of realized losses on available-for-sale securities included in earnings	—	—	—	2.5
COMPREHENSIVE LOSS	($36.9)	($15.8)	($452.0)	($56.4)

LOSS PER SHARE FOR THE PERIOD (note 10)
– basic	($0.13)	($0.13)	($2.59)	($0.49)
– diluted	($0.13)	($0.13)	($2.59)	($0.49)
Weighted average number of common shares outstanding (000's)
- basic	253,133	125,510	173,316	125,419
- diluted	253,133	125,510	173,316	125,419
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)
Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For the nine month periods ended	For the nine month periods ended
	September 30, 2015	September 30, 2014
SHARE CAPITAL
Balance, beginning of the year	$2,030.0	$2,021.8
Issuance of shares related to employee compensation plans	3.3	4.0
Fair value of exercised share-based payments (note 10)	0.9	—
Shares issued through flow-through share agreement	9.8	3.1
Shares issued through private placement (note 4)	83.3	—
Repurchase and cancellation of private placement shares (note 4)	(79.7)	—
Shares issued related to the merger (note 4)	722.1	—
Balance, end of period	$2,769.7	$2,028.9

CONTRIBUTED SURPLUS
Balance, beginning of the year	$62.3	$55.9
Exercise of share-based payments	(1.2)	(0.4)
Equity settled share-based compensation related to merger	1.3	—
Share-based compensation	6.4	5.7
Balance, end of period	$68.8	$61.2

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of the year	($0.2)	($5.3)
Other comprehensive (loss) income	(3.6)	5.0
Balance, end of period	($3.8)	($0.3)

DEFICIT
Balance, beginning of the year	($460.8)	($284.6)
Dividends	(8.7)	(6.0)
Dividend related to AuRico Metals Inc. (note 8)	(133.3)	—
Net loss	(448.4)	(61.4)
Balance, end of period	($1,051.2)	($352.0)

TOTAL EQUITY	$1,783.5	$1,737.8

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For the three month periods ended		For the nine month periods ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the period	($33.4)	($15.7)	($448.4)	($61.4)
Adjustments for items not involving cash:
Amortization	31.7	28.0	80.0	91.4
Foreign exchange loss	4.0	1.9	8.1	3.7
Current income tax expense	0.4	0.1	1.2	0.4
Deferred income tax (recovery) expense	(5.1)	0.2	(33.8)	(12.0)
Share-based compensation	1.2	1.9	7.1	5.7
Revaluation of assets distributed	—	—	40.1	—
Impairment charges	2.5	0.6	371.7	0.6
Payments to settle derivative liabilities (note 16)	(2.0)	—	(2.7)	—
Other non-cash items (note 14)	6.8	3.6	7.6	19.0
Changes in non-cash working capital (note 14)	(14.7)	(17.8)	(4.3)	(14.4)
Income taxes paid	—	—	(0.4)	(1.1)
	(8.6)	2.8	26.2	31.9
INVESTING ACTIVITIES
Mineral property, plant and equipment	(48.8)	(50.7)	(124.6)	(147.4)
(Purchase) sale of available-for-sale securities	(3.9)	—	(3.9)	23.3
Cash received on completion of the merger (note 4)	249.1	—	249.1	—
Proceeds from retained interest royalty	—	—	16.7	2.5
(Increase)/decrease in restricted cash	—	—	(0.5)	5.9
Proceeds received on transfer of litigation claim	—	3.2	—	3.2
	196.4	(47.5)	136.8	(112.5)
FINANCING ACTIVITIES
Proceeds from debt and equipment financing obligations	—	3.2	—	308.5
Repayment of debt and equipment financing obligations	(1.7)	(1.6)	(5.5)	(252.5)
Payment of financing fees on debt	—	(0.3)	—	(7.8)
Proceeds received from private placement (note 10)	—	—	83.3	—
Proceeds received from the exercise of stock options	—	—	0.7	—
Dividends paid	—	(0.9)	(8.0)	(13.9)
Cash transferred to AuRico Metals (note 8)	(20.0)	—	(20.0)	—
Proceeds from issuance of flow-through shares	—	4.6	15.3	4.6
	(21.7)	5.0	65.8	38.9
Cash previously reclassified as held for distribution (note 8)	20.0	—	—	—
Effect of exchange rates on cash and cash equivalents	(2.2)	(0.7)	(4.2)	(0.8)
Net increase/(decrease) in cash and cash equivalents	183.9	(40.4)	224.6	(42.5)
Cash and cash equivalents - beginning of period	129.7	140.6	89.0	142.7
CASH AND CASH EQUIVALENTS - END OF PERIOD	$313.6	$100.2	$313.6	$100.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2015 and 2014
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions)

1.	NATURE OF OPERATIONS
Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson mine in Canada, and the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, a joint venture interest in the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain Gold Project in Oregon, USA.
On July 2, 2015, pursuant to a Plan of Arrangement, AuRico Gold Inc. (“AuRico”) and Alamos Gold Inc. (“Former Alamos”) amalgamated and continued as one company, Alamos Gold Inc. (“Alamos”, or the “Company”).
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, M5H 3P5.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2014, except as noted below.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2015:
Amendments to IAS 19, Employee Benefits, clarify requirements in relation to contributions by employees and third parties. In addition, these amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. There was no impact on the Company’s condensed interim consolidated financial statements upon the adoption of these amendments.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with IFRS as issued by the IASB.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 10, 2015.

3.	CHANGE IN ACCOUNTING POLICY AND RETROSPECTIVE RESTATEMENT
The condensed interim consolidated financial statements reflect the retrospective application of a voluntary change in accounting policy adopted in 2014 to classify, in the consolidated statements of comprehensive loss, foreign exchange gains and losses arising on the translation of deferred income tax assets and liabilities within deferred income tax expense instead of within foreign exchange (loss) gain, as previously reported. The change in accounting policy was adopted in accordance with IAS 12, Income Taxes, which provides a policy choice to classify exchange differences arising from translation of deferred income tax assets and liabilities within deferred income tax recovery (expense). The Company considers the classification of these exchange differences within deferred income tax expense in the consolidated statements of comprehensive loss to be the most useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.

6	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

The following table outlines the effect of this accounting policy change for the three and nine months ended September 30, 2014:

	Reported	Restatement	Restated
For the three months ended September 30, 2014:
Foreign exchange (loss) gain	$10.5	($12.4)	($1.9)
Deferred income tax (expense) recovery	(12.6)	12.4	(0.2)
Net loss	(15.7)	—	(15.7)

	Reported	Restatement	Restated
For the nine months ended September 30, 2014:
Foreign exchange (loss) gain	$9.1	($12.8)	($3.7)
Deferred income tax (expense) recovery	(0.8)	12.8	12.0
Net loss	(61.4)	—	(61.4)

4.	MERGER BETWEEN ALAMOS GOLD INC. AND AURICO GOLD INC.
On July 2, 2015, AuRico and Former Alamos combined by way of a statutory arrangement under the Business Corporations Act (Ontario) to form a company operating under the name Alamos Gold Inc (the “Arrangement”). Former Alamos owned and operated the Mulatos Mine in Sonora, Mexico, and had exploration and development activities in Mexico, Turkey and the United States.
The Arrangement included the following:

(a)	The exchange of all common shares of Former Alamos for AuRico common shares based on an exchange ratio of 1.9818 and cash of $0.0001;
(b)The amalgamation of Former Alamos and AuRico, forming the resulting company, Alamos;
(c)The formation of AuRico Metals Inc. (“AuRico Metals”) to hold certain assets (note 8);

(d)
The reorganization of the capital of Alamos into Class A common shares, and the distribution of common shares of AuRico Metals to holders of AuRico common shares and holders of Former Alamos common shares (note 10).

On completion of the Arrangement, holders of AuRico common shares received 0.5046 Class A common shares of Alamos for each AuRico common share held and holders of Former Alamos common shares received one Class A common share of Alamos and $0.0001 in cash for each share held.
Under the Arrangement, former Alamos options and stock appreciation rights were replaced and converted to awards of Alamos. Former Alamos warrants, restricted share units and deferred share units were exchanged for awards of Alamos. All AuRico options, performance share units, restricted share units and deferred share units were converted to awards of Alamos. All such awards were amended to provide that on exercise or redemption, Class A common shares of Alamos will be issued, to the extent not redeemed for cash consideration (note 10).
In connection with the merger, on April 10, 2015, Former Alamos subscribed for approximately 27.9 million common shares of AuRico on a private placement basis (note 10). The common shares held by Former Alamos are included in the identified assets acquired by AuRico, and were subsequently repurchased and cancelled upon completion of the Plan of Arrangement on July 2, 2015.
The Company determined that the merger was a business combination in accordance with the definition in IFRS 3, Business combinations, and as such has accounted for it in accordance with this standard, with AuRico being the accounting acquirer on the acquisition date of July 2, 2015.
The following table summarizes the fair value of the total consideration transferred from Former Alamos shareholders and the provisional fair value of identified assets acquired and liabilities assumed, based on preliminary estimates of fair value. The fair values are provisional due to the complexity of the acquisition. The Company is currently assessing the value of the mining property, plant and equipment and deferred taxes acquired. The review of the fair value of the assets and liabilities acquired will be completed within 12 months of the acquisition date which could result in material differences from the preliminary values presented in these financial statements.

7	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

The Company used a discounted cash flow model to estimate the expected future cash flows of the properties. Expected future cash flows are based on estimates of future production and commodity prices, operating costs and forecast capital expenditures based on the life of mine plan as at the acquisition date.
Transaction costs of $6.0 million relating to the arrangement have been included within Other loss in accordance with IFRS 3, Business Combinations. In addition, restructuring costs of $14.0 million were incurred in connection with the transaction are included within other loss.

Purchase Price
Common shares issued	$722.1
Share-based compensation	5.0
Warrants	1.3
$728.4

Net Assets Acquired
Cash and cash equivalents	$249.1
Current assets, excluding cash	95.1
Available-for-sale securities	79.7
Long-term inventories	6.8
Mineral property, plant and equipment	421.9
Current liabilities	(38.1)
Reclamation provisions	(22.6)
Other liabilities	(0.4)
Deferred income tax liability	(63.1)
$728.4
The Company’s condensed interim consolidated financial statements include $33.3 million in revenues and a loss of $5.5 million in net earnings from Former Alamos for the period July 2, 2015 to September 30, 2015. If the transaction was completed on January 1, 2015, Former Alamos would have resulted in revenues of $122.1 million and loss of $17.5 million included in net loss for the nine months ended September 30, 2015.

5.	AMOUNTS RECEIVABLE

	September 30, 2015	December 31, 2014
Sales tax receivables	29.1	10.8
Other receivables	10.3	3.3
	$39.4	$14.1

Sales tax receivables are mainly related to value-added taxes at Company's Mexican and Canadian operations. The Company believes that the balances are recoverable within the next year.

The following table, summarizes the sales tax receivables balance:

	September 30, 2015	December 31, 2014
Canada	4.2	3.5
Mexico	24.4	7.3
Other	0.5	—
	$29.1	$10.8

8	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

6.	INVENTORY

	September 30, 2015	December 31, 2014
In-process precious metals	155.2	132.0
Ore in stockpiles	21.0	22.0
Parts and supplies	33.6	20.4
Precious metals dore and refined precious metals	9.9	1.9
	219.7	176.3
Less: Long-term inventory	(87.1)	(103.2)
	$132.6	$73.1
The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2015 was $74.2 million and $157.5 million (2014 - $45.5 million and $142.0 million). In addition, a net realizable value adjustment of $11.8 million was recorded in net earnings for the nine months ended September 30, 2015 ($5.3 million for the nine months ended September 30, 2014).
Long term inventory consists of heap leach and long-term stockpiles of $87.1 million (December 31, 2014 - $103.2 million) and are expected to be recovered after one year.

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2014	$717.7	$1,210.6	$19.3	$92.9	$2,040.5
Additions	54.7	48.5	15.3	24.1	142.6
Acquisition of Alamos	114.5	84.9	—	222.5	421.9
Assets distributed to AuRico Metals (a)	(26.4)	(37.0)	—	(89.9)	(153.3)
Disposals	(6.0)	—	—	—	(6.0)
At September 30, 2015	$854.5	$1,307.0	$34.6	$249.6	$2,445.7

Accumulated amortization and impairment charges
At December 31, 2014	($107.2)	($288.4)	($5.6)	($0.6)	($401.8)
Amortization	(28.4)	(36.4)	—	—	(64.8)
Revaluation of assets distributed	(9.1)	—	—	(31.0)	(40.1)
Assets distributed to AuRico Metals (a)	9.1	—	—	31.0	40.1
Impairment charges (note 11)	(35.7)	(85.3)	(1.9)	(5.7)	(128.6)
Disposals	1.5	—	—	—	1.5
At September 30, 2015	($169.8)	($410.1)	($7.5)	($6.3)	($593.7)

Net book value
At December 31, 2014	$610.5	$922.2	$13.7	$92.3	$1,638.7
At September 30, 2015	$684.7	$896.9	$27.1	$243.3	$1,852.0

9	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

The net book values by property are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$565.1	$809.2	$27.1	—	$1,401.4
Mulatos	114.0	87.7	—	—	201.7
El Chanate	5.4	—	—	—	5.4
Turkey	—	—	—	147.2	147.2
Esperanza	—	—	—	70.9	70.9
Corporate and other	0.2	—	—	25.2	25.4
At September 30, 2015	$684.7	$896.9	$27.1	$243.3	$1,852.0

Young-Davidson	$573.5	$893.0	$12.4	—	$1,478.9
El Chanate	9.4	29.2	1.3	—	39.9
Corporate and other	27.6	—	—	92.3	119.9
At December 31, 2014	$610.5	$922.2	$13.7	$92.3	$1,638.7

a.	Assets distributed
As discussed in note 8, in accordance with the Plan of Arrangement, AuRico Metals received a 1.5% net smelter return royalty on the Young-Davidson mine. The allocated carrying amount of this royalty of $37.0 million has been reclassified in the table above from depletable mining interests to assets distributed. In addition, the Company transferred the Australian royalty interests and net assets of the Kemess project (as defined in note 8) to AuRico Metals on July 2, 2015 and accordingly the carrying amounts of $17.3 million and $58.9 million have been transferred from property, plant and equipment and exploration and evaluation property, respectively, to assets distributed.

b.	Other
The carrying value of construction in progress at September 30, 2015 was $59.4 million (December 31, 2014 - $57.1 million).

8.	ASSETS AND LIABILITIES DISTRIBUTED
As part of the Plan of Arrangement (refer to note 4), AuRico Metals , a public company listed on the TSX, was created to hold the Kemess project (“Kemess”), a new 1.5% net smelter return royalty on the Young-Davidson mine, the 2% and 1% net smelter return royalties from the Fosterville and Stawell mines (the “Australian royalties”, see note 12), and $12.3 million in net cash. On July 2, 2015, the assets were sold to AuRico Metals, and 95.1% of the common shares of AuRico Metals were distributed to holders of AuRico common shares and holders of Former Alamos common shares. Subsequent to completion of the Plan of Arrangement, Alamos owned 4.9% of the issued and outstanding common shares of AuRico Metals (note 9).
As at June 30, 2015, the assets and liabilities to be transferred to AuRico Metals were recorded as assets held for distribution and liabilities associated with assets held for distribution, and were recorded at the lower of carrying value and fair value, with carrying value at June 30, 2015 approximating fair value after the revaluation adjustment discussed below. Also as at June 30, 2015, the Company recorded a distribution payable measured at the fair value of the net assets to be distributed. At the time of distribution, on July 2, 2015, there had been no change in fair value, and no gain or loss was recorded in the three months ended September 30, 2015.
The Company determined the fair value of royalty assets distributed using a valuation model based on the discounted future cash flows expected to be generated. The valuations of the Young-Davidson and Australian royalties were completed assuming future gold prices between $1,100 and $1,250, and using discount rates of 6% and 12.5%, respectively. The future production from these mines was estimated based on current mine plans and reported reserves.
The allocated cost of the Young-Davidson royalty was estimated at $37.0 million, which has been deducted from the Young-Davidson mineral property (refer to note 7).

10	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

The Company determined the fair value of the Kemess assets, excluding mineral resources, using a discounted cash flow methodology taking into account the assumptions that would be expected to be made by market participants.
Assumptions used in determining the fair value of Kemess were as follows:
•Long-term gold price of $1,250 per ounce;
•Long-term copper price of $3.00 per pound;
•Long-term US dollar to Canadian dollar exchange rate of $0.85 to $1.00;

•	Production, operating costs and capital expenditures based on a life of mine plan derived from technical reports;
•A discount rate of 8%; and
•A net asset value (“NAV”) multiple of 0.3, discussed in further detail below.
Gold and other mining companies can trade at a market capitalization greater, or less, than their estimated discounted cash flows. This NAV multiple represents the multiple applied to the estimated discounted cash flows to arrive at the trading price. This NAV multiple, in this case, would take into account a variety of additional factors such as the availability of financing, risks associated with permitting, government and other approvals, exploration potential, namely the ability to find more metal than what is included in the life of mine plan, and the benefit of gold and copper price optionality. Mineral resources at the Kemess property were valued by referencing comparable transaction multiples and comparable company trading multiples to arrive at an implied value per unit of metal.
At July 2, 2015, the fair value of the Kemess assets and liabilities distributed were determined to be $60.1 million, compared with a carrying amount of $90.1 million. As a result, a $40.1 million revaluation loss (net of a tax recovery of $10.1 million) was recorded.
The distribution of assets and liabilities to AuRico Metals was completed on July 2, 2015.
After adjusting for the revaluation adjustment noted above, the major classes of assets and liabilities distributed on July 2, 2015 were as follows:

Cash and cash equivalents	$20.0
Amounts receivables	0.7
Inventories	5.4
Other current assets	1.3
Other non-current assets	60.4
Mineral property, plant and equipment	76.2
Assets distributed	$164.0

Accounts payables and accrued liabilities	$1.8
Income tax payable	0.2
Decommissioning liability	14.6
Liabilities associated with assets distributed	$16.6

Net assets distributed	$147.4
AuRico Metals granted the Company a right to earn up to a 30% interest in the Kemess East Project by spending CAD$20 million on the Kemess East Project by December 31, 2016, of which CAD$9.5 million ($7.6 million), was a committed amount, and was included in the cash and cash equivalents distributed to AuRico Metals. The committed amount must be spent by AuRico Metals as agent and on behalf of Alamos on Canadian exploration expenses. During the three and nine months ended September 30, 2015, CAD$6.2 million ($4.6 million) was incurred by AuRico Metals relating to the earn-in committed amount which was recorded in Mineral Property, Plant and Equipment.

11	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

9.	AVAILABLE-FOR-SALE SECURITIES
As part of the Plan of Arrangement, Alamos was issued 5,767,855 common shares of AuRico Metals. During the three months ended September 30, 2015, the Company purchased an additional 8,000,000 common shares of AuRico Metals. The shares were acquired by the Company by way of a private placement at a price of CAD$0.70 per share.
As of September 30, 2015, the Company holds 13,767,855 common shares of AuRico Metals, which have fair value of $6.8 million. A mark-to-market loss for the three and nine months ended September 30, 2015 of $3.5 million was recorded in other comprehensive income.
In addition, the Company owns other investments held as available-for-sale securities with a fair value of $0.4 million. These investments had no gain or loss recorded in other comprehensive income for the three-months ended September 30, 2015.

10.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
	(000)
Outstanding at December 31, 2014	249,649	$2,030.0
Shares issued through private placement (i)	27,853	83.3
Cancellation of private placement shares (i)	(27,853)	(79.7)
Shares issued through exercise of options and employment compensation plans	940	3.5
Shares issued through flow-through share financing	3,293	9.8
Shares issued associated with the merger (note 4)	252,474	722.1
Outstanding and issued at July 2, 2015	506,356	$2,769.0

Capital reorganization, cancellation of common shares (ii)	(506,356)	(2,769.0)
Capital reorganization, issuance of Class A common shares (ii)	255,507	2,769.0
Shares issued through exercise of options and employment compensation plans	223	0.7
Outstanding at September 30, 2015	255,730	$2,769.7
(i)     Private Placement
In connection with the Plan of Arrangement, Former Alamos subscribed for approximately 27.9 million common shares of the Company on a private placement basis. The common shares were issued at a price of $2.99 per share, equal to the closing price on the NYSE on April 10, 2015. The gross proceeds of $83.3 million were paid on April 20, 2015. The shares were subsequently canceled as part of the Plan of Arrangement on July 2, 2015 (note 4). The share price at the time of cancellation was $2.86.
(ii)     Capital reorganization
As part of the Plan of Arrangement all issued and outstanding common shares of the Company were exchanged for Class A common shares on July 2, 2015. The exchange ratio was 0.5046 Class A common share for each common share outstanding. Subsequent to the exchange, all common shares were cancelled and delisted from the TSX and NYSE stock exchanges. The Class A common shares of the Company are listed on the TSX and NYSE stock exchanges.
(iii)     Termination of dividend reinvestment and share purchase plans
In connection with the Plan of Arrangement, the Board of Directors of Former Alamos and AuRico approved the termination of the existing dividend reinvestment and share purchase plans of Former Alamos and AuRico, respectively. During the three months ended September 30, 2015, the Board of Directors approved of a new Employee Share Purchase Plan.

12	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

b)	Employee long-term incentive plan and share purchase plan
The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units ("DSUs"), performance share units ("PSUs"), and restricted share units ("RSUs") may be granted to directors, officers, employees, and consultants of the Company. The incentive plan is a continuation of the incentive plan adopted by AuRico Gold Inc. in 2013 and will require approval by shareholders in 2016. The Company also has an Employee Share Purchase Plan which enables employees to purchase Class A common shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The Class A common shares are issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the quarter. At the option of the Company, the shares may be purchased for plan participants in the open market. The maximum number of Class A common shares that may be reserved and set aside for issuance under the long-term incentive plan is 6.5% of the Class A common shares outstanding at the time of granting the award (on a non-diluted basis) inclusive of 0.2% of the issued and outstanding shares (on a non-diluted basis) specifically allocated to the employee share purchase plan.
Long-term incentives ("LTI") of Former Alamos and AuRico employees were converted to Alamos LTI as part of the Plan of Arrangement and continue to vest in accordance with the provisions of the plans of Former Alamos and AuRico.

c)	Stock options
The following is a continuity of the changes in the number of stock options outstanding for the nine-month period ended September 30, 2015:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2014	13,773,685	$6.38
Granted	—	—
Forfeited	(16,667)	4.03
Expired	(1,232,686)	7.46
Exercised	(215,610)	3.73
Outstanding AuRico options, June 30, 2015	12,308,722	$6.33
Conversion factor (i)	0.5046
Outstanding Alamos options, July 2, 2015	6,210,981	$12.31
Alamos options, July 2, 2015 (ii)	4,088,700	11.91
Outstanding Alamos options, July 2, 2015	10,299,681	$12.16
Granted	—	—
Forfeited	—	—
Expired	(20,980)	13.74
Exercised	—	—
Outstanding Alamos options, September 30, 2015	10,278,701	$12.15
(i)     Conversion of AuRico options to Alamos
In connection with the Plan of Arrangement, AuRico stock options were converted to Alamos options using a conversion factor of 0.5046. In addition, the exercise price was adjusted to reflect the distribution of assets to AuRico Metals Inc. The value of the assets distributed on a per share basis was calculated to be CAD $0.23 per share. The weighted average price was adjusted from CAD $6.33 to $12.31.
From June 30, 2015 to July 2, 2015, no options were granted, forfeited, expired, or exercised.
(ii)     Conversion of Former Alamos options to Alamos
In connection with the Plan of Arrangement, Former Alamos stock options were converted to Alamos options using a conversion factor of 1. In addition, the exercise price was adjusted to reflect the distribution of assets to AuRico Metals Inc. The value of the assets distributed on a per share basis was calculated to be CAD $0.23 per share. The weighted average price was adjusted from CAD $12.14 to $11.91.

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THIRD QUARTER REPORT 2015

From June 30, 2015 to July 2, 2015, no options were granted, forfeited, expired, or exercised.
In accordance with IFRS 2, Share-based payments, the Company modified service conditions of stock option awards belonging to employees who will not be continuing with the Company following completion of the plan of arrangement. As a result, expensing of these awards has been accelerated and the Company recognized $2.3 million in compensation expense related to these awards for the nine months ended September 30, 2015.
As at September 30, 2015, 7,285,729 stock options were exercisable. The remaining 2,992,972 outstanding stock options vest over the following three years.
Stock options outstanding and exercisable as at September 30, 2015:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$5.01 - $9.00	4,546,030	7.80	3.80	2,012,049	7.79
$9.01 - $13.00	148,945	12.11	0.23	148,945	12.11
$13.01 - $17.00	4,611,214	14.91	1.93	4,230,919	14.89
$17.01 - $21.00	757,552	18.68	2.43	697,780	18.72
$21.01 - $25.00	214,960	21.87	2.41	196,036	21.91
	10,278,701	$12.15	2.78	7,285,729	$13.42

d)	Other employee long-term incentive plans
The following is a continuity of the changes in the number of other LTI outstanding for the nine-month period ended September 30, 2015:

	RSU	SARS	DSU	PSU
Outstanding units at December 31, 2014	732,732	—	253,140	625,223
Granted	144,242	—	66,776	—
Dividend-equivalent units granted	7,669	—	3,154	6,574
Forfeiture	—	—	—	(49,528)
Redeemed	(23,038)	—	—	(60,007)
Outstanding AuRico units, June 30, 2015	861,605	—	323,070	522,262
Conversion factor (i)	0.5046	—	0.5046	0.5046
Adjustment as a result of AuRico Metals distribution (ii)	15,739	—	5,903	9,540
Outstanding Alamos units, July 2, 2015	450,504	—	168,924	273,073
Former Alamos units, July 2, 2015 (iii)	1,117,439	2,559,094	138,862	—
Outstanding Alamos units, July 2, 2015	1,567,943	2,559,094	307,786	273,073
Granted	12,000	—	—	—
Forfeited	—	(19,999)	—	—
Expired	—	—	—	—
Exercised	(219,284)	—	(88,261)	(183,405)
Outstanding Alamos units, September 30, 2015	1,360,659	2,539,095	219,525	89,668

The settlement of LTI is either cash or equity based on the feature of the LTI. The settlement of SARs is cash, RSUs/DSUs and PSUs are both cash and equity settled depending on the whether the LTI relates to Former Alamos or AuRico.

14	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

(i) Conversion of Former AuRico LTI to New Alamos LTI
In connection with the Arrangement, AuRico LTI were converted to Alamos LTI using a conversion factor of 0.5046 units of Alamos for each AuRico unit. The settlement of LTI is either cash or equity based on the feature of the LTI.
(ii) Adjustment as a result of AuRico Metals distribution
As part of the Arrangement, the number of units were adjusted to reflect the distribution of assets to AuRico Metals Inc.
(iii) Former Alamos LTI
In connection with the Plan of Arrangement, Former Alamos units were converted to Alamos options using a conversion factor of one.
e) Loss per share
Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents. For the purposes of the earnings per share calculation, the weighted average number of common shares outstanding has been adjusted retrospectively for the effect of the capital reorganization (note 10(a)(ii)).

	For the three month periods ended		For the nine month periods ended
	2015	2014	2015	2014
Loss for the period	($33.4)	($15.7)	($448.4)	($61.4)
Weighted average number of common shares outstanding (000)	253,133	125,510	173,316	125,419
Basic loss per share for the period	($0.13)	($0.13)	($2.59)	($0.49)

Dilutive effect of potential common share equivalents	—	—	—	—

Diluted weighted average number of common shares outstanding (000)	253,133	125,510	173,316	125,419
Diluted loss per share for the period	($0.13)	($0.13)	($2.59)	($0.49)
For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.
(f)    Dividends
On February 19, 2015, the Company’s Board of Directors approved a dividend of $0.023 per share, payable to shareholders of record on March 2, 2015, and paid on March 16, 2015.
On May 6, 2015, the Company’s Board of Directors approved a dividend of $0.01 per share, payable to shareholders of record on May 19, 2015, and paid on June 2, 2015.
On October 15, 2015, the Company’s Board of Directors approved a dividend of $0.01 per share, payable to shareholders on record on October 30, 2015.
(g)    Share purchase warrants
As part of the Arrangement, 7.2 million share purchase warrants ("Warrants") were issued to replace Former Alamos warrants outstanding. The Warrants have an exercise price of CAD$28.46 per common share, and expire on August 30, 2018.

The Warrants are classified as a derivative liability recorded at fair value through profit or loss (“FVTPL”), due to the currency of the Warrants. The Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the Warrants are fair valued using the market price with gains or losses recorded in net loss.

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THIRD QUARTER REPORT 2015

11.	IMPAIRMENT
In accordance with the Company's accounting policy and applicable IFRS, goodwill is tested for impairment each year at December 31 and also when there is an indicator of impairment. Non-financial assets and cash generating units (“CGUs”) are tested for impairment or a reversal of impairment whenever there are indicators that an impairment has occurred or should be reversed.
Indicators of impairment
At June 30, 2015, management identified certain facts and circumstances indicating possible impairments including: (a) changes in the economic assumptions based on a continued depressed long term gold price outlook and a reduction of net asset value (“NAV”) multiples applied to mining properties, (b) the market capitalization of the Company continued to be significantly below the carrying value of the net assets at period end, (c) results of operations to date in 2015, and (d) the results of an independent third party review of the cost estimates included in the Young-Davidson life of mine (“LOM”) plan. As a result, an impairment assessment in accordance with IAS 36 was performed for the Young-Davidson and El Chanate CGUs.
As a result of this assessment, the Company determined that the carrying value exceeded the recoverable amount for both CGUs. The recoverable amount was determined by assessing the fair value less costs of disposal (“FVLCD”) on the estimated discounted cash flows of the mining interests.
Consequently, an impairment charge of $326.0 million was recorded relating to the Young-Davidson CGU, consisting of a reduction in goodwill allocated to the CGU of $241.7 million, reducing the goodwill allocated to the CGU to $nil, and a reduction in mineral property, plant and equipment, and intangible assets of $84.3 million. In addition, an impairment charge of $40.0 million was recorded relating to the El Chanate CGU, consisting of a reduction in mineral property, plant and equipment, and intangible assets of $40.0 million.
There were no indicators of impairment in the three months ended September 30, 2015. However, the Company wrote-off an exploration project with a carrying value of $2.5 million, as the Company determined that the project was no longer economically viable.
Key assumptions
As at June 30, 2015, the FVLCD at Young-Davidson was negatively impacted by an increase in operating and capital cost assumptions used in the LOM plan to reflect current and updated future estimated performance, a decrease in the long-term gold price assumption by $50 per ounce and a reduction in the NAV multiple by 0.05 to 1.00.
The key macro-economic assumptions and estimates used in determining the FVLCD as at June 30, 2015, were related to gold prices, discount rates, foreign exchange rates and NAV multiples. The key assumptions used in the Young-Davidson CGU impairment test in the second quarter of 2015 are summarized in the table below. No changes were made for the three months ended September 30, 2015.

Young-Davidson	June 30 2015	December 31 2014
Long-term gold price per ounce	$1,250	$1,300
Discount rate	6.00%	5.50%
NAV multiple	1.00	1.05
Foreign exchange rate (C$1 / US$)	$0.85	$0.85
Operating cost and capital expenditure estimates as at June 30, 2015 were based on LOM plans and are management’s best estimate. As a result of performance in 2015 and an independent third party review of costs, operating costs and capital expenditures in the LOM plan had increased from December 31, 2014 to June 30, 2015.
The FVLCD at El Chanate was negatively impacted by the decrease in the long-term gold price assumption by $50 per ounce and increased estimates of future processing costs.
The key macro-economic assumptions used in the El Chanate impairment test in the second quarter of 2015 are summarized in the table below. No changes were made for the three months ended September 30, 2015.

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THIRD QUARTER REPORT 2015

El Chanate	June 30 2015	December 31 2014
Long-term gold price per ounce	$1,250	$1,300
Discount rate	6.75%	6.75%
NAV multiple	1.00	1.05
Foreign exchange rate (US$1 / MXN Peso)	$14.00	$14.00
Sensitivities
As the Company has written Young-Davidson and El Chanate down to its recoverable amount, any further changes in the key assumptions could give rise to an increase or decrease in the recoverable amount of the property, plant and equipment and mining interests.
Management has performed sensitivity analyses on the key assumptions in the model and noted that a 10% change for the assumption, while holding all other assumptions constant, would have the following impact on the recoverable amount (a sensitivity analysis to reduce the NAV multiple has not been performed as the multiple has already been reduced to 1.00 in the current assumptions):

Young-Davidson	Impact of 10% change on recoverable amount
Long-term gold price per ounce	$240.0
Foreign exchange rate	231.0
Discount rate	59.0
Operating costs	96.0
Capital expenditures	36.0

El Chanate	Impact of 10% change on recoverable amount
Long-term gold price per ounce	$27.0
Discount rate	2.0
Operating costs	18.0
Capital expenditures	2.0

12.	OTHER NON-CURRENT ASSETS
Other non-current assets include intangible assets, investments in an associate and joint venture, and other long-term assets.
Other non-current assets at December 31, 2014 included the Australian royalty interests at a carrying amount of $20.7 million (September 30, 2015 - nil). In accordance with the Plan of Arrangement (notes 4 and 8), the Company transferred the Australian royalties to AuRico Metals on July 2, 2015.

13.	DEBT
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertaking of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7.8 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company's historical financial performance.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

17	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value
Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value
Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value
The fair value of the prepayment option embedded derivative was $5.2 million at September 30, 2015 (December 31, 2014 - $6.7 million), and was offset against the carrying amount of the secured notes.

14.	SUPPLEMENTAL CASH FLOW
Change in non-cash operating working capital:

	For the three months period ended		For the nine months period ended
	2015	2014	2015	2014
Amounts receivable	(4.5)	0.8	(6.0)	24.6
Inventory	(1.9)	(3.9)	(7.4)	(17.8)
Advances and prepaid expenses	1.4	0.2	(0.5)	0.5
Accounts payable and accrued liabilities	(9.7)	(14.9)	9.6	(21.7)
	(14.7)	(17.8)	(4.3)	(14.4)

Interest received	0.5	0.1	0.7	0.8
Interest paid	0.2	12.7	12.9	16.9
Other non-cash items:

	For the three months period ended		For the nine months period ended
	2015	2014	2015	2014
Net realizable value adjustment	—	4.6	8.6	4.6
Unrealized losses on derivative liabilities	4.0	—	5.0	—
Gain on termination of retained interest royalty	—	—	(5.2)	—
Amortization of retained interest royalties	—	3.0	—	10.3
Fair value adjustment on prepayment option embedded derivative	4.1	—	1.5	—
Reduction of obligation to renounce flow-through exploration expenditures	(2.1)	—	(4.1)	—
Loss on modification of convertible notes	—	—	—	15.6
Unrealized gain on investments	—	—	—	(6.6)
Income from retained interest royalty	—	—	—	(2.5)
Reclassification of accumulated losses on available-for-sale investments	—	—	—	2.5
Other non-cash items	0.8	(4.0)	1.8	(4.9)
	6.8	3.6	7.6	19.0

18	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

15.	SEGMENTED REPORTING
In determining the Company’s reportable segments, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company. The Company’s reportable operating segments are its operating mines and development projects. Corporate and other consists of the Company's corporate offices and exploration properties. The results from operations for these reportable operating segments are summarized in the following tables:

As at	September 30, 2015			December 31, 2014
	Non-current Assets	Assets	Liabilities	Non-current Assets	Assets	Liabilities
Young-Davidson	1,456.5	1,502.5	241.3	1,786.1	1,833.4	304.5
Mulatos	208.6	326.5	79.1	—	—	—
El Chanate	72.2	140.6	30.9	180.5	183.1	41.7
Turkey	147.2	148.3	6.1	—	—	—
Esperanza	70.9	81.9	21.1	—	—	—
Corporate/other	55.4	326.4	364.2	131.2	265.3	304.3
Total	$2,010.8	$2,526.2	$742.7	$2,097.8	$2,281.8	$650.5

	Three months ended		Three months ended
	September 30, 2015		September 30, 2014
	Revenues	Loss from operations	Revenues	Loss from operations
Young-Davidson	46.1	(1.8)	52.6	(3.5)
Mulatos	33.3	(4.8)	—	—
El Chanate	24.2	(3.7)	20.3	3.3
Turkey	—	(0.3)	—	—
Esperanza	—	—	—	—
Corporate/other	—	(8.3)	—	(6.4)
Total	$103.6	($18.9)	$72.9	($6.6)

	Nine months ended		Nine months ended
	September 30, 2015		September 30, 2014
	Revenues	Loss from operations	Revenues	Loss from operations
Young-Davidson	135.9	(332.2)	153.6	(31.6)
Mulatos	33.3	(4.8)	—	—
El Chanate	70.2	(39.2)	64.2	17.3
Turkey	—	(0.3)	—	—
Esperanza	—	—	—	—
Corporate/other	—	(60.6)	—	(21.5)
Total	$239.4	($437.1)	$217.8	($35.8)

19	Alamos Gold Inc.

THIRD QUARTER REPORT 2015

16.	FAIR VALUE MEASUREMENT

(a)	Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
•Level 3 inputs are unobservable (supported by little or no market activity).

	September 30, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Cash	313.6	—	89.0	—
Financial assets at fair value through profit or loss
Prepayment option embedded derivative (i)	—	5.2	—	6.7
Available-for-sale financial assets
Equity investments (ii)	7.2	—	0.2	—
Financial liabilities at fair value through profit or loss
Currency options (iii)	—	(3.8)	—	(0.4)
Share-purchase warrants (iv)	(0.8)	—	—	—
	320.0	1.4	89.2	6.3

The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair values of financial instruments measured at amortized cost, except for the senior secured notes, as discussed below, approximate their carrying amounts at September 30, 2015.

i.	Prepayment option on embedded derivative and senior secured notes
The fair value of the senior secured notes was $273.3 million at September 30, 2015 (December 31, 2014 - $289.8 million) compared to a carrying value of $300.4 million (December 31, 2014 - $296.8 million), which includes the value of the prepayment option embedded derivative included in the table above. The fair value of the senior secured notes was determined using a market approach with reference to observable market prices for identical assets traded in an active market.

ii.	Available-for-sale securities
The Company’s available-for-sale securities are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of available-for-sale securities is calculated as the closing market price of the equity security multiplied by the quantity of shares held by the Company.

iii.	Currency options
The fair value of option contracts is determined using a market approach with reference to observable market prices for identical assets traded in an active market, and as such, option contracts are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

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THIRD QUARTER REPORT 2015

As at September 30, 2015, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

Period Covered	Contract type	Contracts (CAD Millions)	Average Call Option Rate (USD:CAD)	Average Put Option Rate (USD:CAD)
2015	Collar	22.5	1.11	1.22
2016	Collar	67.5	1.24	1.36

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (MXN:USD)	Average Put Option Rate (MXN:USD)
2015	Collar	63.4	14.29	15.93
2016	Collar	930.0	15.83	18.32
The fair value of these contracts was $3.8 million at September 30, 2015 and recorded in accounts payable and accrued liabilities (December 31, 2014 - liability of $0.4 million). The Company made payments of $2.0 million and $2.7 million for the three and nine months ended September 30, 2015. Total realized and unrealized losses for the three and nine months ended September 30, 2015 were $4.4 million and $5.4 million, respectively.

iv.	Share purchase warrants
The Company converted the Warrants of Former Alamos as part of the Plan of Arrangement.
The Company recorded a gain of $0.4 million for the three and nine months ended September 30, 2015 (2014 - $nil) on revaluation of the Warrants.

17.	COMMITMENTS AND CONTINGENCIES

a)	Purchase Commitments
The Company has made non-cancellable commitments to acquire property, plant and equipment totaling $2.3 million at September 30, 2015 (December 31, 2014 - $9.2 million).

b)	Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the "Royal Gold royalty"). Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. As at September 30, 2015, the royalty was paid or accrued on approximately 1.4 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $1.6 million for the three-month period ended September 30, 2015 (September 30, 2014 - $nil). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.2 million for the three and nine month period ended September 30, 2015.
A third party has a 2% Net Smelter Return Royalty on production from the Company’s Ağı Dağı project. The Company has not recorded an accrual for this royalty at September 30, 2015 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey based on current gold prices, subject to certain deductions.
In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at September 30, 2015, as the project is not in production.
The Company is required to pay AuRico Metals a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the three and nine months ended September 30, 2015, the Company recorded a royalty expense of $0.6 million (2014 - $nil). In addition, other royalties related to production at Young-Davidson totaled $0.5 million and $1.3 million for the three and nine months ended September 30, 2015 (For the three and nine months ended September 30, 2014 - $0.7 million and $1.0 million, respectively).

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THIRD QUARTER REPORT 2015

c)	Contingencies
As at September 30, 2015, the Company does not have any loss contingencies recorded related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings.

18.	SUBSEQUENT EVENT
On October 15, 2015, Alamos announced that the Company and Carlisle Goldfields Limited ("Carlisle") entered into a definitive agreement pursuant to an offer made by Alamos to acquire all issued and outstanding shares of Carlisle by way of a court-approved plan of arrangement (the "Arrangement").
Under terms of the Arrangement, Carlisle shareholders will receive:

(i)	0.0942 of an Alamos common share for each Carlisle common share held, plus

(ii)	0.0942 of a warrant to purchase Alamos common shares at an exercise price of C$10.00 with an expiration date of three years from closing.
Not including the Alamos warrant, the share consideration represents a value of C$0.60 for each Carlisle common share based on Alamos' closing price on October 14, 2015 on the Toronto Stock Exchange ("TSX"), a premium of 62% to Carlisle's closing price on October 14, 2015, and a 117% premium to its 30-day volume-weighted average price ("VWAP"). Alamos currently owns 10.9 million shares of Carlisle, representing approximately 19.9% of Carlisle's basic common shares outstanding. Excluding Alamos' existing 19.9% ownership of Carlisle, and net of Carlisle's current cash, total consideration for the acquisition is approximately $22.1 million (C$28.5 million) as of October 14, 2015.
Completion of the transaction is subject to customary conditions, including court approvals, a favourable vote of (i) a majority of the Carlisle common shares voted at a special meeting of shareholders, other than shares held by Alamos and any other interested parties in the transaction; and (ii) at least 66 2/3% of the holders of Carlisle common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory and stock exchange approvals.

19.	COMPARATIVE FIGURES
The comparative financial statements have been reclassified to conform to the current year financial statement presentation.

22	Alamos Gold Inc.